UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION

Submitted Pursuant to Rule 14a-6(g)

(Amendment No. )

1.	Name of the Registrant:

Willis Lease Finance Corporation

2.	Name of Person Relying on Exemption:

Four Tree Island Advisory LLC

3.	Address of Person Relying on Exemption:

126 Daniel Street, Suite 120
Portsmouth, New Hampshire 03801

4.	Written Materials. The following written materials are attached:

Press Release, dated June 1, 2026.

* * *

Written material is submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. This is not a solicitation of authority to vote any proxy. Four Tree Island Advisory LLC is not asking for your proxy card and will not accept proxy cards if sent. The cost of this filing is being borne entirely by Four Tree Island Advisory LLC and its affiliates.

PLEASE NOTE: Four Tree Island Advisory LLC is not asking for your proxy card and cannot accept your proxy card. Please DO NOT send us your proxy card.

(Written material follows on next page)

Four Tree Island Advisory Highlights Overwhelming Stockholder Rejection of Willis Lease Finance’s Governance and Compensation Practices at 2026 Annual Meeting

Notes that Over 92% of Unaffiliated Stockholders Opposed WLFC’s Executive Compensation and Nearly 84% Opposed Re-Election of Stephen Jones

Calls on Stockholders to Continue Opposing Charter Amendment Proposal that would Triple Authorized Share Count at Reconvened Annual Meeting

PORTSMOUTH, N.H., June 01, 2026 (GLOBE NEWSWIRE) -- Four Tree Island Advisory LLC (“Four Tree Island Advisory” or “we”), a top-10 stockholder of Willis Lease Finance Corporation (NASDAQ:WLFC) (“WLFC” or the “Company”) based on public information, today commented on the decisive rebuke to the Company’s Board of Directors and management team delivered by stockholders at the Company’s 2026 Annual Meeting of Stockholders (the “Annual Meeting”).

Based on the voting results from the Annual Meeting disclosed by the Company, nearly 84% of unaffiliated stockholders opposed the re-election of director Stephen Jones, demonstrating a profound lack of confidence in the Company’s governance and oversight. Furthermore, over 92% of unaffiliated stockholders voted AGAINST the Company’s executive compensation program, underscoring widespread dissatisfaction with WLFC’s pay practices.1

WLFC also failed to secure sufficient stockholder support for its proposal to triple the Company’s authorized share count. Rather than accept this outcome, the Company adjourned the Annual Meeting and announced its intention to solicit additional votes in an effort to pass the proposal. A subsequent vote has been scheduled for a reconvened Annual Meeting on June 23, 2026.

Four Tree Island Advisory believes these results reflect a clear and unambiguous message from minority stockholders: fundamental changes are required at the Company.

In our view, stockholders have spoken decisively against entrenched governance practices, excessive compensation and value destructive capital allocation decisions. We believe it is incumbent upon the Board, particularly its independent directors, to respect this mandate rather than attempt to override it through continued solicitation efforts.

Four Tree Island Advisory is urging stockholders to continue to vote AGAINST the proposed increase in authorized shares unless and until the Company implements three critical governance and capital discipline measures:

•	The cancellation and rescission of the 300,000-share option grant awarded to Executive Chairman Charles Willis in November 2025.
•	The sale of the Company’s luxury superyacht and the sale of one of the Company’s two corporate aircraft, accompanied by a binding commitment not to acquire similar assets in the future. For point of reference, no company in WLFC’s broader peer group (FTAI, AerCap and Air Lease which are 19x, 16x and 5x (at its recent acquisition price) WLFC’s market capitalization, respectively) has more than one corporate aircraft and none has a corporate luxury yacht.

1 Calculated based on 7,604,821 shares outstanding less 3,768,660 shares owned by the Company’s directors & executive officers as disclosed in the Company’s proxy statement (4,128,608 reported beneficial ownership for directors & executive officers less unexercised options and performance-based awards), and assumes that the Company’s directors & executive officers voted in favor of the proposals.

•	A formal agreement that no member of the Willis family will receive any further equity compensation for a minimum of ten years.

Four Tree Island Advisory further calls on the Board – especially those designated as independent – to take immediate action to address what it believes can only be described as an egregious compensation and perquisite culture that is plaguing the Company.

We believe that continuing to ignore the will of minority stockholders and the Board’s fiduciary responsibilities risks further erosion of trust and value. We encourage all stockholders to remain engaged and to hold the Board accountable in the coming weeks and beyond subject to fundamental, positive change.

THIS COMMUNICATION IS NOT A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY AND DOES NOT REQUEST OR SEEK THE POWER TO ACT AS A PROXY FOR ANY STOCKHOLDER. DO NOT SEND US YOUR PROXY CARD. FOUR TREE ISLAND ADVISORY IS NOT ASKING FOR YOUR PROXY CARD AND WILL NOT ACCEPT PROXY CARDS IF SENT. FOUR TREE ISLAND ADVISORY IS NOT ABLE TO VOTE YOUR PROXY, NOR DOES THIS COMMUNICATION CONTEMPLATE SUCH AN EVENT.

Contact

Four Tree Island Advisory LLC

info@fourtreeislandadvisory.com

(603) 427-8053